82-34645

SHEARMAN & STERLING LLP

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

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BEIJING
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WRITER'S DIRECT NUMBER:
(212) 848-4596

WRITER'S EMAIL ADDRESS:
karcher@shearman.com

August 31, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Telefónica Móviles Perú Holding S.A.A. File No. ~~82-5134~~
Information required pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On October 29, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV (*Comisión Nacional Supervisora de Valores)* a letter regarding the approval by the Board of Directors of the Company's 3Q03 financial results and the ratification of Deloitte & Touche as the external auditors for the fiscal year 2003.

dlw 9/2

On February 12, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the approval by the Board of Directors of the Company's 4Q03 financial results and the delegation from the Board of Directors to the President of the Board of Directors, the CEO and the company secretary the authority to determine when the Annual Shareholders' Meeting will be held.

On April 22, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and

Other Communications, the Company filed with CONASEV a letter regarding the approval by the Board of Directors of the Company's 1Q04 financial results.

On July 22, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding its Annual Shareholders' Meeting and a meeting of its Board of Directors.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or myself at (212) 848-4596.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Kendra L. Archer

Kendra L. Archer

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 29 de octubre de 2003

TM-925-A-668- 03

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el 28 de octubre de 2003 el Directorio de la Sociedad aprobó los estados financieros de la sociedad individuales y consolidados correspondientes al tercer trimestre de 2003 y dispuso su presentación a la Comisión Nacional Supervisora de Empresas y Valores y a la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan. Del mismo modo, cabe señalar que, en ejercicio de la delegación realizada por la Junta General de Accionistas realizada el 26 de marzo de 2003, el Directorio ha decidido ratificar a la firma auditora externa Deloitte & Touche para el ejercicio económico 2003, designada en sesión de Directorio de fecha 19.09.2002.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Adj: Estados financieros consolidados

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Julio – Setiembre 2003

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2003.

Temas Societarios

- El 22 de julio, el Directorio aprobó los estados financieros individuales y consolidados de la Sociedad, correspondientes al segundo trimestre de 2003. Asimismo, dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y SUBSIDIARIA
Discusión y análisis de los resultados del tercer trimestre y nueve meses finalizados el 30 de setiembre de 2003

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

El Producto Bruto Interno en el 3T03 crecería alrededor de 3,1%, la menor tasa desde el 2T02, lo que evidencia una desaceleración de la actividad económica. Esta desaceleración estuvo compensada por las mayores exportaciones de bienes y servicios, las cuales crecerían 7,6% en el 3T03, una tasa aún mayor a la lograda durante el mismo periodo del año pasado (6,3%).



Variaciones % interanuales
7,5
6,0
4,5
3,0
1,5
0,0
-1,5
-3,0
16
14
12
10
8
6
4
2
0
-2
PBI
Demanda Interna
Exportaciones (Eje derecho)
1T01 2T01 3T01 4T01 1T02 2T02 3T02 4T02 1T03 2T03 3T03 (p)

La desaceleración está explicada principalmente por el comportamiento de los distintos componentes de la demanda interna. En efecto, la inversión privada crecería moderadamente en el 3T03, debido a que las obras relacionadas al proyecto Camisea, las inversiones en el sector manufacturero textil y la construcción de viviendas, no han repercutido sobre otros sectores de la economía. Por su lado, el consumo privado también crecería en el trimestre a una tasa moderada (2,5%), aunque a diferencia de lo esperado en la inversión, recuperaría dinamismo en los próximos trimestres como consecuencia del sesgo expansivo de la política fiscal.

El Índice de Precios al Consumidor (IPC) registró un incremento de 0,42% en el 3T03 y de 2,17% en los últimos 12 meses, mientras que la inflación subyacente (que excluye los componentes volátiles del IPC) registró una variación de 0,08% en el mismo periodo y de 0,68% en los últimos 12 meses. Destaca el hecho que el incremento del Impuesto General a las Ventas (IGV) no haya tenido un impacto significativo sobre los precios debido a que la mayoría de productores han absorbido el mayor impuesto. Estos niveles mantienen la perspectiva del Banco Central de Reserva del Perú (BCRP) de alcanzar su meta inflacionaria para este año (1,5% - 3,5%).

El Congreso otorgó facultades al Ejecutivo para legislar en materia tributaria por un periodo de 90 días. Esta reforma tiene como pilares el establecimiento del impuesto a las transacciones bancarias (ITB), que se mantendrá por un lapso de tres años, y la obligatoriedad de realizar transacciones a través del sistema financiero a partir de un monto aún no definido. A partir de enero del 2004, el IGV volvería a su nivel de 18% y se eliminaría completamente el Impuesto Extraordinario de Solidaridad (IES). Estas medidas reducirían la recaudación en S/.780 millones anuales, en el primer caso, y en S/.460 millones, en el segundo. Sin embargo, cifras oficiales estiman que el ITB compensará la pérdida de impuestos para el Tesoro y cubrirá parte de los nuevos requerimientos asumidos por el Estado.

El tipo de cambio bancario (venta) registró una depreciación de 0,32% en el 3T03 y una apreciación de 0,91% en los últimos 12 meses, en línea con los favorables fundamentos macroeconómicos locales y la menor incertidumbre regional. Cabe resaltar que las presiones regionales por mayores recursos y las expectativas

respecto al otorgamiento de facultades para las medidas tributarias inyectaron cierta volatilidad al tipo de cambio. Sin embargo, en la medida en que las mejoras en la balanza comercial se van cristalizando y en función a las constantes intervenciones del BCRP en el mercado cambiario, el tipo de cambio recuperó estabilidad hacia el cierre del trimestre.

Resultados del Ejercicio

A finales de setiembre del 2003 el mercado de telefonía móvil peruano estimado ha alcanzado los 2,6 millones de usuarios donde Telefónica Móviles representa el 52,5% del mercado. Así, la penetración de telefonía móvil al término del 3T03 se estima en 9,56%, es decir 1,4 p.p. más que en el 3T02.

Durante el 3T03 Telefónica Móviles SAC ha mantenido su liderazgo en el mercado, ya que cuenta con una base de clientes de 1,4 millones, 11,3% más en relación al 3T02, de los cuales 78% son clientes prepago, cuyo número se incrementó en 11,3% con respecto al 3T02. En términos porcentuales, el crecimiento de clientes contrato fue similar, 11,6% en relación al 3T02.

En el 3T03, los ingresos por operaciones alcanzaron S/. 239 millones, es decir, un crecimiento de 1% con respecto a los S/. 237 millones del mismo período del año anterior. Este incremento se explica principalmente por los mayores ingresos por tráfico prepago (10%), producto del aumento del parque de este segmento de clientes. De igual manera, los ingresos por cargo fijo registraron un incremento producto de la expansión de la planta facturada en 12,6%. Por otro lado, los ingresos por datos mantienen una tendencia al alza desde que se inició la interconexión entre redes para el envío de mensajes de texto, presentando un incremento de 151% desde su apertura en el 3T02. Estos efectos fueron en parte contrarrestados por la disminución de 3% en los ingresos por tráfico entrante, debido a la reducción del cargo de interconexión con otras operadoras a inicios del 2003 (32% con Bellsouth y TIM).

En términos acumulados, los ingresos de operación se mantuvieron estables, registrando una variación de 0,1% con respecto a los 9M02, al pasar de S/. 706 millones a S/. 707 millones. La reducción de los ingresos por interconexión entrante (3%) fue compensada por el crecimiento de los ingresos por tráfico prepago (18%) y cargo fijo (4%).

Por otro lado, los gastos operativos registraron un incremento de 0,7%, al pasar de S/. 210 millones en el 3T02 a S/. 212 millones en el 3T03. Este incremento se explica principalmente por un aumento en los gastos por depreciación y amortización (S/. 8 millones), producto de un aumento en el activo fijo. Este incremento se ve contrarrestado por los menores gastos de interconexión, debido a la reducción del cargo de interconexión con otras operadoras y, en menor medida, por los menores gastos de gestión.

En términos acumulados los gastos operativos han registrado un ligero incremento de 0,7% al pasar de S/.620 millones en los 9M02 a S/.624 millones en los 9M03 como resultado del aumento de la depreciación (S/. 27 millones) por el aumento en el activo fijo. Este incremento se ve contrarrestado por los menores gastos de gestión debido a la estricta política de racionalización y control de gastos mantenida durante el 2003, que permitió la reducción de los gastos de administración y de la comisión promedio, de acuerdo con la estrategia comercial.

Durante el 3T03, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 89 millones, 10,4% mayor al mismo trimestre del año anterior. De este modo, el margen EBITDA se situó en 37,0% frente al 33,9% del 3T02. Por otro lado, el resultado operativo registrado en el 3T03 fue de S/. 28 millones, mientras el 3T02 se registró S/. 27 millones por lo que el margen operativo se incrementó ligeramente de 11,3% en el 3T02 a 11,5% en el 3T03.

Por otro lado, durante los 9M03, el EBITDA registró un aumento de 9,5% alcanzando los S/. 262 millones, con lo que el margen se situó en 37,2% frente al 34% registrado en los 9M02. Asimismo, el resultado operativo se redujo en 4,4% de S/. 86 millones en los 9M02 a S/. 83 millones en 9M03, explicado principalmente por el aumento de la depreciación.

El resultado no operativo fue de S/. 1,1 millones en el 3T03 frente a S/. 0,7 millones en el 3T02; el incremento se explica por la reducción de los gastos financieros producto de la amortización de US$ 20 millones de deuda

entre el 3T02 y el 3T03 y por el aumento de los ingresos financieros. Este factor positivo se vio aminorado por el menor REI (resultado por exposición a la inflación) registrado, el que disminuyó en S/.5 millones.

En términos acumulados, la pérdida no operativa fue de S/. 17 millones, similar a los 9M02; Los menores gastos financieros fueron compensados por la variación negativa del REI.

La utilidad neta del 3T03 fue de S/. 16 millones, menor en 5,7% en comparación con el 3T02. A nivel acumulado, el resultado neto se redujo en 4% (de S/. 44 millones en los 9M02 a S/. 43 millones en los 9M03) por el menor resultado operativo.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sin caja sobre pasivo corriente) se incrementó ligeramente de 1,1 veces en el 2T03 a 1,3 veces en el 3T03, principalmente por la reducción de las cuentas por pagar a empresas relacionadas (S/.66 millones).

Por otro lado, el activo fijo neto disminuyó en 2,9% entre el 2T03 y el 3T03, pues si bien se reconocieron S/. 24 millones de adiciones en el activo fijo, se registraron S/. 57 millones en depreciación.

Considerando que el patrimonio neto es de S/. 927 millones al cierre del 3T03, el ratio de endeudamiento patrimonial (deuda / (deuda + patrimonio)) se ubicó en 22,0%, similar al trimestre anterior. Asimismo, el ratio EBITDA sobre gastos financieros netos mejoró notablemente al pasar de 13,2 veces en el 3T02 a 59,5 veces en el 3T03, debido principalmente a una reducción de los gastos financieros en 45,5% por la menor deuda y las menores tasas de interés. De igual manera, en términos acumulados el ratio EBITDA sobre gastos financieros netos también mejoró pasando de 10,8 veces en los 9M02 a 35,7 veces en los 9M03. Adicionalmente, el ratio de cobertura de deuda –deuda sobre EBITDA- se redujo de 0,92 veces en diciembre 2002 a 0,75 veces en los últimos 12 meses.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2003
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T02	%	3T03	%	Var. Abs. 3T03-3T02	Var. % 3T03-3T02 %	9M02	%	9M03	%	Var. Abs. 9M03-9M02	Var. % 9M03-9M02 %
Ingresos Operativos	237 177	100,0	239 440	100,0	2 263	1,0	705 917	100,0	706 479	100,0	562	0,1
Gastos Operativos	210 415	88,7	211 929	88,5	1 514	0,7	619 634	87,8	623 972	88,3	4 338	0,7
Gastos de Interconexión	23 770	10,0	20 431	8,5	-3 339	-14,0	67 281	9,5	61 219	8,7	-6 062	-9,0
Gastos de Personal	13 745	5,8	13 500	5,6	-245	-1,8	43 491	6,2	43 394	6,1	-97	-0,2
Gastos de Gestión	90 203	38,0	88 535	37,0	-1 668	-1,8	272 424	38,6	252 296	35,7	-20 128	-7,4
Comisión de Gerenciamiento	17 471	7,4	18 080	7,6	609	3,5	51 247	7,3	54 077	7,7	2 830	5,5
Tributos y Cánones	9 213	3,9	8 009	3,3	-1 204	-13,1	26 130	3,7	26 162	3,7	32	0,1
Provisiones	2 519	1,1	2 482	1,0	-37	-1,5	6 387	0,9	7 311	1,0	924	14,5
Depreciación y Amortización	53 561	22,6	61 131	25,5	7 570	14,1	153 410	21,7	179 963	25,5	26 553	17,3
Otras Provisiones	1 014	0,4	374	0,2	-640	-63,1	2 108	0,3	2 095	0,3	-13	-0,6
Trabajo para el Inmovilizado	-1 081	-0,5	-613	-0,3	468	-43,3	-2 844	-0,4	-2 545	-0,4	299	-10,5
Resultado Operativo	26 762	11,3	27 511	11,5	749	2,8	86 283	12,2	82 507	11,7	-3 776	-4,4
EBITDA	80 323	33,9	88 642	37,0	8 319	10,4	239 693	34,0	262 470	37,2	22 777	9,5
Otros Ingresos (Gastos)												
Ingresos Financieros	41	0,0	1 858	0,8	1 817	4 431,7	306	0,0	2 967	0,4	2 661	869,6
Gastos Financieros	-6 146	-2,6	-3 349	-1,4	2 797	-45,5	-22 427	-3,2	-10 325	-1,5	12 102	-54,0
Otros Ingresos - Gastos Neto	-915	-0,4	0	-	915	-100,0	-1 835	-0,3	-4 226	-0,6	-2 391	130,3
Corección Monetaria - REI	7 748	3,3	2 634	1,1	-5 114	N.A.	7 039	1,0	-5 361	-0,8	-12 400	N.A.
Resultado No Operativo	728	0,3	1 143	0,5	415	57,0	-16 917	-2,4	-16 945	-2,4	-28	0,2
Resultado antes de Impuestos y Paticipac.	27 490	11,6	28 654	12,0	1 164	4,2	69 366	9,8	65 562	9,3	-3 804	-5,5
Participación de los Trabajadores	-3 091	-1,3	-3 811	-1,6	-720	N.A.	-7 467	-1,1	-6 704	-0,9	763	-10,2
Impuestos	-7 869	-3,3	-9 258	-3,9	-1 389	N.A.	-17 551	-2,5	-16 284	-2,3	1 267	-7,2
Resultado Neto	16 530	7,0	15 585	6,5	-945	-5,7	44 348	6,3	42 574	6,0	-1 774	-4,0

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 30 DE SETIEMBRE DE 2003 (1)
(Fin de Periodo)

ACTIVO

	3T03	2T03	1T03	4T02	3T02
ACTIVO CORRIENTE					
Caja y bancos	81	31	24	24	32
Cuentas por cobrar comerciales, netas	78 287	111 756	121 943	115 124	139 153
Cuentas por cobrar a empresas relacionadas	198 824	181 711	117 756	114 734	98 832
Otras cuentas por cobrar	3 341	7 300	5 045	8 435	21 810
Materiales y suministros	46 206	20 914	23 470	44 876	57 132
Gastos pagados por anticipado	10 708	15 442	16 694	3 575	14 795
Total activo corriente	337 447	337 154	284 932	286 768	331 754
Inmuebles, planta y equipo	2 089 573	2 065 636	2 036 196	2 016 912	1 955 332
Depreciación acumulada	(952 287)	(894 861)	(839 634)	(784 553)	(731 497)
	1 137 286	1 170 775	1 196 562	1 232 359	1 223 835
Intangibles, neto	21 352	25 804	30 370	36 871	38 840
TOTAL ACTIVO	1 496 085	1 533 733	1 511 864	1 555 998	1 594 429

PASIVO Y PATRIMONIO NETO

	3T03	2T03	1T03	4T02	3T02
PASIVO CORRIENTE					
Cuentas por pagar comerciales	159 495	148 218	137 419	141 052	161 204
Cuentas por pagar a empresas relacionadas	51 477	117 584	102 216	101 894	77 738
Otras cuentas por pagar	42 904	40 026	59 185	71 247	70 247
Porción corriente de las deudas a largo plazo	1 415	1 088	861	660	61
Total pasivos corriente	255 291	306 916	299 681	314 853	309 250
DEUDAS A LARGO PLAZO	260 294	261 720	260 992	302 685	347 637
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	53 460	53 727	53 407	53 994	27 123
PATRIMONIO NETO					
Capital social	358 402	358 402	358 402	358 402	358 402
Capital adicional	438 722	438 722	438 722	438 722	465 539
Reserva legal	8 734	8 734	8 734	8 734	4 213
Resultados acumulados	121 182	105 512	91 926	78 608	82 265
TOTAL PATRIMONIO NETO	927 040	911 370	897 784	884 466	910 419
TOTAL PASIVO Y PATRIMONIO NETO	1 496 085	1 533 733	1 511 864	1 555 998	1 594 429

(1) Los datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 12 de febrero de 2004

TM-925-A-085- 04

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el 11 de febrero de 2004 el Directorio de Telefónica Móviles Perú Holding S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al cuarto trimestre del 2003 y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Por otro lado, el Directorio de Telefónica Móviles Perú Holding S.A.A. acordó delegar facultades en el Presidente del Directorio, el Gerente General y la Secretaria de Directorio y Representante Bursátil, para que en forma indistinta cualesquiera de ellos determine la fecha, hora y lugar de realización de la Junta Obligatoria Anual de Accionistas, establezca la agenda que se tratará en tales sesiones, fije la fecha de corte y registro respectivas, formule las mociones correspondientes, disponga la publicación de los avisos de convocatoria y, en general, adopte las medidas que resulten necesarias o convenientes para el desarrollo de la misma.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Octubre – Diciembre 2003

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde octubre de 2003.

Temas Societarios

El 28 de octubre, el Directorio aprobó los estados financieros individuales y consolidados de la Sociedad, correspondientes al tercer trimestre de 2003. Asimismo, dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan. Asimismo, el Directorio -en ejercicio de la delegación realizada por la Junta General de Accionistas del 26 de marzo de 2003-, ratificó a la firma auditora Deloitte & Touche para el ejercicio económico 2003.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y SUBSIDIARIA

Discusión y análisis de los resultados del cuarto trimestre y doce meses finalizados el 31 de diciembre de 2003

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

El Producto Bruto Interno (PBI) en el 4T03 habría crecido alrededor de 2,7%, la menor tasa desde el 3T01, cuando se expandió 1,7%, lo que podría evidenciar una desaceleración de la actividad económica o inclusive, para algunos analistas, el final del ciclo expansivo de la economía. Este crecimiento trimestral habría sido impulsado por la buena performance de las exportaciones, especialmente las mineras y textiles. En efecto, el alza de las cotizaciones de los principales commodities (oro, cobre y zinc) y la maduración de inversiones realizadas en el sector textil, habrían permitido un repunte en el crecimiento de las exportaciones, pudiendo alcanzar niveles de hasta 7%.



Variaciones % interanuales
7,5
6,0
4,5
3,0
1,5
0,0
-1,5
-3,0
-4,5
16
14
12
10
8
6
4
2
0
-2
PBI
Demanda Interna
Exportaciones (Eje derecho)
1T01 2T01 3T01 4T01 1T02 2T02 3T02 4T02 1T03 2T03 3T03 4T03 (p)

Esta desaceleración del crecimiento trimestral de la economía estaría asociada, por el lado de la oferta, a una menor dinámica del sector agropecuario (-1,0%). Asimismo, la tasa de crecimiento del sector Manufactura (1,1%), aunque sigue siendo positiva, viene retrocediendo desde los primeros trimestres del 2003. Mientras tanto, el sector Construcción se desenvuelve con una tasa creciente desde marzo del 2002, para luego reducirse y estabilizarse en torno a 3,5%. Estos dos últimos sectores estarían mostrando en el 4T03 una dinámica menor a la del promedio del año pasado. Por el lado de la demanda, el bajo crecimiento del PBI del 4T03 estaría explicado por (i) el moderado crecimiento de la inversión privada, proveniente de proyectos puntales como el de exportación de Camisea y de expansión del sector textil de exportación (ATPDEA) y (ii) la desaceleración de la inversión pública desde principios del 2003.

Los precios se mantuvieron relativamente estables en el 4T03, lo que permitió al Banco Central de Reserva (BCRP) desarrollar una política monetaria bastante laxa, necesaria asimismo para evitar una mayor apreciación del Nuevo Sol. En efecto, el Índice de Precios al Consumidor (IPC) registró un incremento de 0,82% en el 4T03, mientras que la inflación subyacente (que excluye los componentes volátiles del IPC) registró una variación de 0,54% en el mismo periodo. Con este resultado, la inflación anual permaneció dentro del rango objetivo del BCRP (2,48% siendo la meta de 2,5%). Cabe destacar, que la inflación subyacente se ha mantenido sostenidamente durante el año por debajo de la inflación observada, lo que estaría reflejando que parte significativa de la inflación respondió a variaciones en transportes y combustibles.

En cuanto al sector fiscal, los ingresos corrientes del Gobierno Central se habrían incrementado durante el 4T03 debido a dos factores: (i) la mayor eficiencia de la SUNAT y (ii) la elevación en las tasas de impuestos claves en la economía como el IGV y el ISC. En efecto, estos factores estuvieron presentes durante gran parte del año logrando que la presión tributaria alcanzara niveles de 13% del PBI (12,1% en el 2002). Gracias a ello, el gobierno alcanzaría su meta fiscal objetivo (déficit de 1,9% del PBI). Por su parte, los gastos del gobierno central continúan con su tendencia creciente, aunque atenuada por la caída de la inversión pública.

Resultados del Ejercicio

Al cierre del 2003, el mercado de telefonía móvil peruano habría alcanzado 2,9 millones de usuarios, en el que Telefónica Móviles tiene una participación estimada de 51,8%. Así, la penetración de telefonía móvil al cierre del 2003 se estima en 10,6%, es decir 2 p.p. más que en el cierre del 2002.

Como resultado de una activa estrategia comercial y de las políticas de retención de clientes, durante el 2003 Telefónica Móviles logró mantener su liderazgo, cerrando el año con más de 1,5 millones de clientes activos (21,6% más que el cierre 2002). Al final del 2003, los clientes prepago representaron el 80% del total mostrando un incremento de 25,1% respecto al 2002. Por su parte, los clientes post pago (20% de la estructura de clientes) aumentaron su número en 9,2% en el mismo periodo.

En el 4T03, los ingresos por operaciones alcanzaron S/. 255 millones, es decir, un crecimiento de 5,8% respecto del mismo período del año anterior, atribuible principalmente a *i)* aumento en los ingresos por tráfico prepago por las campañas realizadas para promover la activación de tarjetas; *ii)* mayores ingresos por la venta de equipos debido al crecimiento de planta; y *iii)* continuidad de la tendencia creciente de los ingresos por datos. Estos incrementos fueron contrarrestados parcialmente por la disminución de los ingresos por interconexión (4%), producto de las menores tarifas de interconexión.

En términos acumulados, los ingresos de operación ascendieron a 969 millones al cierre del 2003, registrando un incremento del 1,4% con respecto a los S/. 956 millones del 2002. Los incrementos se observaron en los ingresos por tráfico prepago y por venta de equipos, los que aumentaron en 17,7% y 21,8% respectivamente. Los ingresos por datos presentaron el crecimiento más alto, siendo éstos un 121% mayores a los registrados en el año 2002.

Estos efectos fueron contrarrestados en parte por la reducción de los ingresos por interconexión (3,6%), debido fundamentalmente a la disminución del cargo de interconexión con otras operadoras a inicios del 2003, y por la disminución de los ingresos por tráfico desde las redes fijas.

Por otro lado, los gastos operativos ascendieron a S/. 232 millones en el 4T03 (8,7% de aumento respecto del 4T02), debido a los mayores gastos de gestión (S/.12 millones) asociados a las altas registradas en la Campaña de Navidad (gastos de venta). El rubro de depreciación y amortización aumentó S/. 5,1 millones por la expansión del activo fijo.

En términos acumulados, los gastos operativos registraron un incremento de 2,6%, de S/. 840 millones al cierre del 2002 a S/. 862 millones al cierre del 2003, principalmente por el aumento en depreciación (S/. 32 millones). Este efecto negativo fue parcialmente contrarrestado por la reducción de los gastos de gestión (S/. 8 millones) y de interconexión (S/. 8 millones). Por un lado, se evidencia el control de gastos en una contracción de los gastos administrativos; y por otro lado, la reducción de tarifas –mencionada anteriormente- impactó positivamente en la partida de interconexión.

Así, durante el 4T03 el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 85 millones, 0,7% mayor al mismo trimestre del año anterior, debido básicamente a los mayores ingresos. De este modo, el margen EBITDA se situó en 33,4% frente al 35,1% del 4T02 sustentado en el mayor gasto originado por el incremento de la actividad comercial. Por otro lado, el resultado operativo registrado del 4T03 fue de S/. 23 millones, mientras el 4T02 se registró S/. 28 millones, por lo que el margen operativo se redujo de 11,5% en el 4T02 a 9,1% en el 4T03.

Al cierre del 2003, el EBITDA registró un aumento de 7,2% alcanzando los S/. 351 millones con lo que el margen se situó en 36,2% frente al 34,2% registrado al cierre del 2002. Sin embargo, el resultado operativo se redujo en 7,4% de S/. 115 millones al cierre del 2002 a S/. 107 millones al cierre del 2003.

El resultado no operativo en el 4T03 mejoró frente al 4T02 al pasar de una pérdida de S/. 22 millones a una pérdida de S/. 3 millones, debido al efecto positivo del REI (de S/. 16 millones en el 4T02 a -S/.1 millón en el 4T03) y a la disminución de los gastos financieros netos (de -S/. 6 millones en el 4T02 a –S/. 2 millones en el 4T03).

En términos acumulados, la pérdida no operativa registrada fue de S/. 20 millones al cierre 2003 - una disminución de 48,7% en comparación con los S/. 39 millones registrados en el 2002. Esto se explica por la reducción de los gastos financieros netos en S/. 19 millones producto de la disminución de la deuda y las menores tasas de interés.

Así, el efecto positivo del resultado no operativo se reflejó tanto en la utilidad del trimestre como la anual. El resultado neto del 4T03 alcanzó S/. 14 millones, mayor en 13,5 millones que el del 4T02. Y la utilidad neta acumulada se incrementó en 25,7%, de S/.46 millones al cierre del 2002 a S/. 57 millones al cierre del 2003.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sin caja sobre pasivo corriente) se redujo de 1,32 en el 3T03 a 0,66 veces en el 4T03 debido a que la deuda financiera con Telefónica del Perú S.A.A fue reclasificada de pasivo no corriente a corriente por su vencimiento en octubre de 2004.

Por otro lado, el activo fijo neto disminuyó en S/. 67 millones entre diciembre del año 2002 y diciembre del año 2003, ya que si bien se reconocieron S/. 162 millones de adiciones en el activo fijo, se registraron S/. 229 millones de depreciación.

Considerando que el patrimonio neto es de S/. 951 millones al cierre del 2003, el ratio de endeudamiento patrimonial (deuda [1/]/ (deuda + patrimonio)) se ubicó en 21,5% que resulta menor en 4 p.p al registrado en el 4T02. Asimismo, el ratio EBITDA sobre gastos financieros netos mejoró notablemente al pasar de 11,5 veces al cierre del 2002 a 38,3 veces al cierre del 2003, debido al incremento del EBITDA y a la reducción de los gastos financieros en 52,5% por la menor deuda y la reducción del costo financiero. En términos trimestrales, el ratio EBITDA sobre gastos financieros netos del 4T03 ascendió a 49,7 veces comparado con 14 veces del 4T02. Adicionalmente, el ratio de cobertura de deuda –deuda sobre EBITDA- se redujo de 0,94 veces a diciembre de 2002 a 0,74 veces a diciembre de 2003.

[1/] La deuda incluye la porción corriente de la deuda a largo plazo.

TABLA 1

TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2003

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T02		4T03		Var. Abs. 4T03-4T02	Var. % 4T03-4T02	12M02		12M03		Var. Abs. 12M03-12M02	Var. % 12M03-12M02
		%		%		%		%		%		%
Ingresos Operativos	241 137	**100,0**	255 125	**100,0**	13 988	**5,8**	955 590	**100,0**	968 954	**100,0**	13 364	**1,4**
Gastos Operativos	213 356	**88,5**	231 855	**90,9**	18 499	**8,7**	840 454	**88,0**	862 312	**89,0**	21 858	**2,6**
Gastos de Interconexión	24 756	**10,3**	23 238	**9,1**	-1 518	**-6,1**	92 710	**9,7**	85 094	**8,8**	-7 616	**-8,2**
Gastos de Personal	13 133	**5,4**	14 074	**5,5**	941	**7,2**	57 057	**6,0**	57 918	**6,0**	861	**1,5**
Gastos de Gestión	93 287	**38,7**	104 844	**41,1**	11 557	**12,4**	369 693	**38,7**	361 881	**37,3**	-7 812	**-2,1**
Comisión de Gerenciamiento	17 526	**7,3**	18 120	**7,1**	594	**3,4**	69 284	**7,3**	72 759	**7,5**	3 475	**5,0**
Tributos y Cánones	9 239	**3,8**	8 456	**3,3**	-783	**-8,5**	35 630	**3,7**	34 890	**3,6**	-740	**-2,1**
Provisiones	-271	**-0,1**	1 663	**0,7**	1 934	**-713,7**	8 317	**0,9**	9 047	**0,9**	730	**8,8**
Depreciación y Amortización	56 956	**23,6**	62 023	**24,3**	5 067	**8,9**	211 904	**22,2**	243 858	**25,2**	31 954	**15,1**
Trabajo para el Inmovilizado	-1 270	**-0,5**	-563	**-0,2**	707	**-55,7**	-4 141	**-0,4**	-3 135	**-0,3**	1 006	**-24,3**
Resultado Operativo	27 781	**11,5**	23 270	**9,1**	-4 511	**-16,2**	115 136	**12,0**	106 642	**11,0**	-8 494	**-7,4**
EBITDA	84 737	**35,1**	85 293	**33,4**	556	**0,7**	327 040	**34,2**	350 500	**36,2**	23 460	**7,2**
Otros Ingresos (Gastos)												
Ingresos Financieros	86	**0,0**	1 525	**0,6**	1 439	**1 673,3**	395	**0,0**	4 522	**0,5**	4 127	**1 044,8**
Gastos Financieros	-6 132	**-2,5**	-3 240	**-1,3**	2 892	**-47,2**	-28 786	**-3,0**	-13 671	**-1,4**	15 115	**-52,5**
Otros Ingresos - Gastos Neto	0	**-**	10	**0,0**	10	**N.A.**	-2 065	**-0,2**	-4 259	**-0,4**	-2 194	**106,2**
Coreción Monetaria - REI	-15 679	**-6,5**	-1 173	**-0,5**	14 506	**-92,5**	-8 563	**-0,9**	-6 599	**-0,7**	1 964	**-22,9**
Resultado No Operativo	-21 725	**-9,0**	-2 878	**-1,1**	18 847	**-86,8**	-39 019	**-4,1**	-20 007	**-2,1**	19 012	**-48,7**
Resultado antes de Impuestos y Paticipac.	6 056	**2,5**	20 392	**8,0**	14 336	**236,7**	76 117	**8,0**	86 635	**8,9**	10 518	**13,8**
Participación de los Trabajadores	-1 192	**-0,5**	-1 861	**-0,7**	-669	**56,1**	-8 711	**-0,9**	-8 634	**-0,9**	77	**-0,9**
Impuestos	-3 986	**-1,7**	-4 165	**-1,6**	-179	**4,5**	-21 747	**-2,3**	-20 614	**-2,1**	1 133	**-5,2**
Resultado Neto	878	**0,4**	14 366	**5,6**	13 488	**1 536,2**	45 659	**4,8**	57 387	**5,9**	11 728	**25,7**

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2003 (1)
(Fin de Período)

ACTIVO

	4T03	3T03	2T03	1T03	4T02
ACTIVO CORRIENTE					
Caja y bancos	132	82	31	24	24
Cuentas por cobrar comerciales, netas	101 668	79 070	112 979	123 164	116 264
Cuentas por cobrar a empresas relacionadas	167 562	200 812	183 700	118 935	115 870
Otras cuentas por cobrar	31 382	3 374	7 380	5 095	8 519
Materiales y suministros	47 370	46 668	21 143	23 704	45 321
Gastos pagados por anticipado	1 990	10 815	15 611	16 861	3 611
Total activo corriente	350 104	340 821	340 844	287 783	289 609
Inmuebles, planta y equipo	2 199 189	2 110 469	2 088 245	2 056 578	2 036 881
Depreciación acumulada	(1 021 450)	(961 810)	(904 656)	(848 038)	(792 321)
	1 177 739	1 148 659	1 183 589	1 208 540	1 244 560
Intangibles, neto	32 904	21 566	26 087	30 674	37 236
TOTAL ACTIVO	1 560 747	1 511 046	1 550 520	1 526 997	1 571 405

PASIVO Y PATRIMONIO NETO

	4T03	3T03	2T03	1T03	4T02
PASIVO CORRIENTE					
Cuentas por pagar comerciales	212 574	161 090	149 841	138 795	142 449
Cuentas por pagar a empresas relacionadas	44 716	51 992	118 871	103 239	102 904
Otras cuentas por pagar	48 030	43 412	41 304	56 727	68 781
Porción corriente de las deudas a largo plazo	226 836	1 429	1 100	870	666
Total pasivos corriente	532 156	257 923	311 116	299 631	314 800
DEUDAS A LARGO PLAZO	33 798	262 897	264 585	263 604	305 682
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	40 965	53 995	54 315	53 941	54 528
Impuesto a la renta y participación de los trabajadores diferido	3 218	-	-	3 138	3 172
PATRIMONIO NETO					
Capital social	361 951	361 951	361 951	361 951	361 951
Capital adicional	443 066	443 066	443 066	443 066	443 066
Reserva legal	14 559	8 820	8 820	8 820	8 820
Resultados acumulados	131 034	122 394	106 667	92 846	79 386
TOTAL PATRIMONIO NETO	950 610	936 231	920 504	906 683	893 223
TOTAL PASIVO Y PATRIMONIO NETO	1 560 747	1 511 046	1 550 520	1 526 997	1 571 405

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 22 de abril de 2004

TM-925-A-..- 04

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el 21 de abril de 2004 el Directorio de la Sociedad aprobó los estados financieros de la sociedad individuales y consolidados correspondientes al primer trimestre de 2004 y dispuso su presentación a la Comisión Nacional Supervisora de Empresas y Valores y a la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Adj: Estados financieros consolidados

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Enero – Marzo 2004

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde enero de 2004.

Temas Societarios

- El 11 de febrero, el Directorio aprobó los estados financieros individuales y consolidados de la Sociedad, correspondientes al cuarto trimestre de 2003. Asimismo, dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

- El 8 de marzo Telefónica Móviles S.A. anunció el acuerdo con la compañía BellSouth para adquirir los activos de telefonía móvil de BellSouth en Latinoamérica. La transacción está sujeta al due diligence, aprobaciones gubernamentales y a otras condiciones de cierre.

- El 26 de marzo se realizó la Junta General de Accionistas, la cual adoptó, entre otros, los siguientes acuerdos:

  1) Aprobó la gestión social y los resultados económicos del ejercicio 2003, los mismos que se expresan en la Memoria Anual y Estados Financieros individuales y consolidados.
  2) Dispuso que el íntegro de las utilidades netas correspondientes al ejercicio 2003, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos.
  3) De conformidad con la política de dividendos aprobada en la Junta General de Accionistas de fecha 5 de noviembre de 2001, facultó al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta General para el ejercicio 2004, autorizándolo a tal fin a señalar las fechas de corte, registro y entrega respectivas.
  4) Mantuvo como retribución de los directores para el ejercicio económico 2004, la fijada en la Junta General de Accionistas del 5 de noviembre de 2001.
  5) Delegó en el Directorio la designación de los auditores externos para el ejercicio económico 2004.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. y SUBSIDIARIA

Discusión y análisis de los resultados del primer trimestre finalizado el 31 de marzo de 2004

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

El Producto Bruto Interno (PBI) en el 1T04 crecería alrededor de 3,4%, que sería la tasa prevista de crecimiento trimestral más baja del año. Este crecimiento estaría explicado principalmente por la buena performance de las exportaciones, especialmente las mineras y textiles. En efecto, el alza de las cotizaciones de los principales commodities (oro, cobre y zinc) y la maduración de inversiones realizadas en el sector textil por las buenas perspectivas en torno al Tratado de Libre Comercio (TLC) con los EE.UU. permitirían un importante crecimiento de las exportaciones.



Variaciones % interanuales
7,5
6,0
4,5
3,0
1,5
0,0
-1,5
-3,0
-4,5
16
14
12
10
8
6
4
2
0
-2
PBI
Demanda Interna
Exportaciones (Eje derecho)
1T01
2T01
3T01
4T01
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03
1T04(e)

Sin embargo, en términos anualizados a marzo del 2004, el PBI registraría un crecimiento de sólo 3.3%, menor al 4,0% reportado a diciembre del 2003, lo que confirmaría la desaceleración de la actividad económica. El comportamiento de la actividad económica durante el trimestre estaría sustentado en el dinamismo de las exportaciones (7%), mientras que el consumo e inversión privada (2,7% y 3,2%, respectivamente) continuarían estancados debido a las secuelas de la crisis política. A nivel desagregado, destacaría la aceleración del ritmo de crecimiento de los sectores primarios, en especial el sector minero, así como el dinamismo de los sectores no primarios, en particular el sector construcción.

La aceleración en la tasa de inflación registrada en el 1T04 (2,1%) responde a shocks de oferta externos e internos: (i) entre los externos destacan el alza en los precios internacionales del trigo, aceite de soya y petróleo (que afectan a los precios del pan, aceite comestible y combustibles) y (ii) entre los shocks internos destacan los problemas asociados a las malas condiciones climatológicas en la sierra que han reducido la producción e incrementado los precios de algunos alimentos domésticos (papa, arveja, arroz y azúcar). En cambio, los precios más ligados a la demanda interna (subyacentes, cuyo índice excluye productos con precios altamente variables) aumentaron sólo 1,6% en el trimestre.

Las cuentas fiscales del 1T04 darían muestra de una mejora importante. El resultado tiene como soporte la dinámica recaudatoria que ha venido mostrándose desde mediados del 2002. Efectivamente, los ingresos corrientes crecerían en 8% durante el 1T04, explicados, principalmente, por la mejora en la recaudación del IGV (incremento de un punto porcentual), ISC, IR y, recientemente, por la puesta en vigencia del impuesto a las transacciones financieras (ITF). Estos resultados en la recaudación permitirían financiar los gastos no financieros que crecerían en 4,5% en el trimestre. No obstante, preocupan las diferencias en las fuentes de crecimiento, pues mientras que en el caso de los gastos públicos se han concentrado en rubros permanentes (salarios y pensiones), no queda claro si la fuente de crecimiento de los ingresos sea de la misma característica.

Finalmente, las presiones apreciatorias parecen irse acentuando en el mercado. Cada vez es más claro que los fundamentos económicos del tipo de cambio van definiendo su comportamiento, tal como lo vienen confirmando los últimos datos de la balanza comercial, que en doce meses (a febrero) ha sobrepasado los US$ 1,000 millones de superávit. En ese sentido, después de la corrección que experimentara el tipo de cambio luego de la burbuja de febrero, éste se ha mantenido relativamente estable en marzo, alcanzando al cierre del 1T04 niveles de S/. 3,461 por dólar, a pesar de que el Banco Central de Reserva (BCR) continúa con su política de compra de dólares (más de US$ 700 millones en el trimestre).

Resultados del Ejercicio

El mercado de telefonía móvil al cierre del 1T04 creció en 33% alcanzando a finales del 1T04 un tamaño estimado de 3,1 millones de clientes. Así, la penetración del mercado celular se situó en 11,4%, 2,7 p.p mayor a la del cierre del 1T03.

Telefónica Móviles, el mayor operador local de telefonía celular, registró un crecimiento de 395 279 clientes con respecto al 1T03, es decir un aumento de 32%, finalizando el 1T04 con 1 634 805 clientes, lo que representó una cuota estimada de mercado de 52,0%. El mayor crecimiento se registró en la planta prepago, que se incrementó en 39% con respecto al 1T03, mientras que la planta de clientes post pago registró un crecimiento del 7%. De esta manera, la composición por tipo de cliente al cierre del 1T04 fue de 19% con contrato y 81% con prepago.

En el 1T04 los ingresos por operaciones alcanzaron S/. 246 millones, mostrando un incremento de 1,3% con respecto a los S/. 243 millones del mismo período del año anterior. La principal variación se registró en los ingresos del prepago debido a la continua expansión del parque de este segmento y a las campañas comerciales realizadas para incentivar la activación de tarjetas. De igual forma, se registró un importante crecimiento en el rubro datos (52,8%) y venta de equipos (21%), ambos producto del crecimiento de la planta total. Estos aumentos fueron parcialmente contrarrestados por la disminución de los ingresos por interconexión en 11,7%.

Los gastos operativos registraron un incremento de 11,6%, de S/. 214 millones en el 1T03 a S/. 239 millones en el 1T04. Esto se explica por el aumento en los gastos de gestión (S/. 26 millones), debido a los mayores gastos de ventas originados por la mayor actividad comercial del período.

Durante el 1T04, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 68 millones, 23,8% menor al mismo trimestre del año anterior. De este modo, el margen EBITDA se situó en 27,5% frente al 36,6% del 1T03, producto del aumento en los gastos de gestión mencionado anteriormente por la mayor actividad comercial. Por su parte, el resultado operativo registrado en el 1T04 fue de S/. 6,8 millones, 76,1% menor que el del 1T03 (S/. 28,4 millones); asimismo, el margen operativo en este trimestre alcanzó 2,8%, menor en 8,9 p.p. que el del 1T03.

Por su parte, el resultado no operativo alcanzó S/. 7,2 millones al 1T04 frente a una pérdida de S/. 7,3 millones registrada en el 1T03. La variación se explica principalmente por el efecto positivo del REI, que fue de S/. 8,6 millones en el 1T04 frente a S/. 4,5 millones negativos registrados en el mismo período del año anterior. Asimismo, destacan los menores gastos financieros (de S/. 3.9 MM en el 1T03 a S/. 1.9 MM en el 1T04) producto de la amortización anticipada realizada en enero.

En el 1T04, se registró una pérdida neta de S/. 4 millones, en contraste con la utilidad neta de S/. 13,8 millones del 1T03. Ello se sustenta tanto en el menor resultado operativo como en la regularización del impuesto a la renta y la participación de trabajadores en S/. 11,6 millones correspondientes a períodos anteriores.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sin caja sobre pasivo corriente) se redujo de 0,66 veces en el 4T03 a 0,55 veces al 1T04. Si bien se presentó una disminución del activo corriente en el rubro cuentas por cobrar a empresas relacionadas (S/. 137 millones), se evidenció una mayor reducción en el pasivo en el rubro de la porción corriente de la deuda a largo plazo (S/. 152 millones).

Por otro lado, el activo fijo neto disminuyó en 4,4% en el 1T04 respecto al 4T03, si bien se reconoció S/. 11,8 millones de adiciones al activo fijo, se registró S/. 64,7 millones de depreciación.

La reducción de la porción corriente se debe a la amortización anticipada de la deuda con Telefónica del Perú S.A.A. efectuada el 31 de enero del 2004, como consecuencia de la compensación de las cuentas por cobrar (principalmente por interconexión) que mantenía Telefónica Móviles con dicha empresa. Dicha disminución fue compensada parcialmente con la nueva deuda de corto plazo que asumió la Compañía con Telefónica del Perú S.A.A., y que al cierre del 1T04 se situó en S/. 79,5 millones.

Considerando que el patrimonio neto es de S/. 973 millones al cierre del 1T04, el ratio de endeudamiento patrimonial (deuda [1] / (deuda + patrimonio)) se ubicó en 10,5 % que resulta menor al registrado en el 4T03 (21,5 %). Asimismo el ratio EBITDA sobre gastos financieros netos, mejoró notablemente al pasar de 25,1 veces en el 1T03 a 46,4 veces en el 1T04, debido principalmente a la reducción de los gastos financieros netos en 58,8% explicada por la menor deuda.

[1] Deuda = porción corriente de la deuda a largo plazo + deudas a largo plazo

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 31 DE MARZO DE 2004
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	1T03	%	1T04	%	Var. Abs. 1T04-1T03	Var. % 1T04-1T03 %
Ingresos Operativos	242 761	**100,0**	245 966	**100,0**	3 205	**1,3**
Gastos Operativos	214 371	**88,3**	239 194	**97,2**	24 823	**11,6**
Gastos de Interconexión	21 656	**8,9**	22 486	**9,1**	830	**3,8**
Gastos de Personal	14 674	**6,0**	13 674	**5,6**	-1 000	**-6,8**
Gastos de Gestión	87 573	**36,1**	113 891	**46,3**	26 318	**30,1**
Comisión de Gerenciamiento	18 506	**7,6**	15 714	**6,4**	-2 792	**-15,1**
Tributos y Cánones	9 502	**3,9**	10 630	**4,3**	1 128	**11,9**
Provisiones	2 980	**1,2**	1 828	**0,7**	-1 152	**-38,7**
Depreciación y Amortización	60 520	**24,9**	60 971	**24,8**	451	**0,7**
Trabajo para el Inmovilizado	-1 040	**-0,4**	0	**-**	1 040	**-100,0**
Resultado Operativo	28 390	**11,7**	6 772	**2,8**	-21 618	**-76,1**
EBITDA	88 910	**36,6**	67 743	**27,5**	-21 167	**-23,8**
Otros Ingresos (Gastos)						
Ingresos Financieros	349	**0,1**	392	**0,2**	43	**12,3**
Gastos Financieros	-3 896	**-1,6**	-1 853	**-0,8**	2 043	**-52,4**
Otros Ingresos - Gastos Neto	722	**0,3**	40	**0,0**	-682	**-94,5**
Corección Monetaria - REI	-4 503	**-1,9**	8 586	**3,5**	13 089	**-290,7**
Resultado No Operativo	-7 328	**-3,0**	7 165	**2,9**	14 493	**-197,8**
Resultado antes de Impuestos y Paticipac.	21 062	**8,7**	13 937	**5,7**	-7 125	**-33,8**
Participación de los Trabajadores	-2 110	**-0,9**	-5 019	**-2,0**	-2 909	**137,9**
Impuestos	-5 127	**-2,1**	-12 876	**-5,2**	-7 749	**151,1**
Resultado Neto	13 825	**5,7**	-3 958	**-1,6**	-17 783	**-128,6**

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 31 DE MARZO DE 2004 (1)
(Fin de Período)

A C T I V O

	1T04	4T03	3T03	2T03	1T03
ACTIVO CORRIENTE					
Caja y bancos	8 471	136	84	32	25
Cuentas por cobrar comerciales, netas	103 276	104 515	81 284	116 142	126 613
Cuentas por cobrar a empresas relacionadas	35 004	172 254	206 435	188 844	122 265
Otras cuentas por cobrar	3 251	32 261	3 468	7 587	5 238
Materiales y suministros	36 456	48 696	47 975	21 735	24 368
Gastos pagados por anticipado	5 541	2 046	11 118	16 048	17 333
Total activo corriente	191 999	359 908	350 364	350 388	295 842
Inmuebles, planta y equipo	2 272 613	2 260 765	2 169 562	2 146 716	2 114 162
Depreciación acumulada	(1 114 753)	(1 050 050)	(988 741)	(929 986)	(871 783)
	1 157 860	1 210 715	1 180 821	1 216 730	1 242 379
Intangibles, neto	36 594	33 825	22 170	26 817	31 533
TOTAL ACTIVO	1 386 453	1 604 448	1 553 355	1 593 935	1 569 754

PASIVO Y PATRIMONIO NETO

	1T04	4T03	3T03	2T03	1T03
PASIVO CORRIENTE					
Cuentas por pagar comerciales	165 622	218 526	165 601	154 037	142 681
Cuentas por pagar a empresas relacionadas	44 726	45 968	53 448	122 199	106 130
Otras cuentas por pagar	43 886	49 375	44 626	42 460	58 316
Porción corriente de las deudas a largo plazo	81 613	233 187	1 469	1 131	894
Total pasivos corriente	335 847	547 056	265 144	319 827	308 021
DEUDAS A LARGO PLAZO	33 153	34 744	270 258	271 993	270 985
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	40 965	42 112	55 507	55 836	55 451
Impuesto a la renta y participación de los trabajadores diferido	3 218	3 308	-	-	3 226
PATRIMONIO NETO					
Capital social	372 086	372 086	372 086	372 086	372 086
Capital adicional	455 472	455 472	455 472	455 472	455 472
Reserva legal	14 966	14 966	9 067	9 067	9 067
Resultados acumulados	130 746	134 704	125 821	109 654	95 446
TOTAL PATRIMONIO NETO	973 270	977 228	962 446	946 279	932 071
TOTAL PASIVO Y PATRIMONIO NETO	1 386 453	1 604 448	1 553 355	1 593 935	1 569 754

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 22 de julio de 2004

TM-925-A-425- 04

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el 21 de julio de 2004 la Junta General de Accionistas de Telefónica Móviles S.A.C. – sociedad cuyo accionista mayoritario es Telefónica Móviles Perú Holding S.A.A.- (i) autorizó la emisión de bonos e instrumentos de corto plazo hasta por un monto de US$ 400 millones y US$ 150 millones en circulación, respectivamente, sin que el principal de la deuda proveniente de la emisión de ambos valores, en forma conjunta, pudiera exceder de US$ 500 millones en circulación o su equivalente en moneda nacional o extranjera y (ii) delegó facultades en el Directorio para efectos de la determinación de las condiciones de tales emisiones.

Asimismo, en virtud de la delegación conferida, en la misma fecha el Directorio de Telefónica Móviles S.A.C. autorizó la emisión de (i) bonos hasta por la suma de US$ 200 millones en circulación y (ii) papeles comerciales hasta por la suma de US$ 100 millones en circulación; o su equivalente en moneda nacional o extranjera, para ser colocados en el mercado nacional y negociados en la Bolsa de Valores de Lima o en cualquier otro mecanismo centralizado de negociación del Perú, a través de una o más ofertas primarias, sea dentro o fuera de programas, en Nuevos Soles o Dólares de los Estados Unidos de América, en uno o varios tramos, considerando los límites establecidos por la Junta General de Accionistas.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.